UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of June 2015

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Sierra Wireless Device-to-Cloud Technology Enables New
Telematics Solution for Arval

European vehicle leasing leader Arval offers expanded connected vehicle management service to enterprise fleet managers, based on Sierra Wireless AirVantage® cloud and AirPrime® embedded modules

VANCOUVER, British Columbia--(BUSINESS WIRE)--June 28, 2015--Sierra Wireless (NASDAQ:SWIR) (TSX:SW) today announced that Arval, a leader in full service vehicle leasing, fleet management, and usage-based insurance owned by BNP Paribas, has selected Sierra Wireless device-to-cloud technology to build its new global telematics solution.

The Arval telematics solution leverages the Sierra Wireless AirVantage® cloud, enabling Arval and its customers to monitor and manage a vehicle’s usage through a telematics on-board unit wirelessly connected to the cellular network with Sierra Wireless AirPrime® embedded modules. Targeted at enterprise fleet managers, the service enables them to track mileage, fuel consumption, driver behavior, and maintenance, as well as utilize usage-based insurance (UBI) models for cost savings.

Arval selected Sierra Wireless because the AirVantage cloud provides an accelerated development path – the cloud platform was already built and integrated with AirPrime embedded modules, and was able to easily connect to third-party application servers and their own web applications. With the wireless integration and management already covered, Arval was able to focus on the portion of the solution that offers value and differentiates it from competitors. In addition, AirVantage leverages standard device protocols, making it compatible with a wide variety of connected devices and future-proof in terms of compatibility with additional devices and services as Arval expands its service offering to its customers.

“We were looking for a technology partner to help us enhance our business and our customer service offering,” said Paul Gourlet, Technology Director for Arval. “Sierra Wireless delivered the expertise and global scale we needed, delivering a full solution that integrates the devices, the device data, our mobile network operator’s infrastructure, and our back-end IT systems. This solution vastly simplified the process of bringing our new services to market and will enable us to scale rapidly as we deploy internationally.”

“Arval is an industry leader with a clear vision of how a connected service model can enable the company to better serve its customers and enhance its core business,” said Emmanuel Walckenaer, Senior Vice President, Enterprise Solutions for Sierra Wireless. “This collaboration demonstrates the value of a device-to-cloud solution in accelerating innovation in transportation and fleet management, but the model works across many industries and applications. We enable an organization to focus on developing the portion of the solution that is unique and tailored to its customers, knowing that the wireless connectivity and communication functions are already integrated and tested.”

The AirVantage cloud is an integrated platform of services that enables organizations to quickly build and deploy IoT solutions, managing devices, subscriptions, and application data through a single interface worldwide. AirVantage provides the data services to securely collect, store, and organize data streams so they are easily available to web and mobile applications, enterprise systems, or analytics tools. AirVantage also helps customers manage large deployments with dashboards and APIs to monitor the health of machines in the field and update them when required.

Visit the Sierra Wireless website for more information about AirVantage cloud, AirPrime wireless modules, and the company’s solutions for transportation and fleet management.

To contact the Sierra Wireless Sales Desk, call 1-877-687-7795 or visit
http://www.sierrawireless.com/sales.

Note to editors:

To view and download images of Sierra Wireless products, please visit
http://www.sierrawireless.com/newsroom/productimages.aspx.

About Sierra Wireless

Sierra Wireless (NASDAQ:SWIR) (TSX:SW) is building the Internet of Things with intelligent wireless solutions that empower organizations to innovate in the connected world. We offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 900 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

“AirVantage” and “AirPrime” are trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless
Mette Hautemaniere, +33 1 46 29 94 17
pr@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	June 28, 2015